CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property,

Sweetwater County, Wyoming, December 30, 2013

I, Douglass H. Graves, P.E., of 1800 West Koch, Bozeman, Montana, USA, do hereby certify that:

•	I have been retained by Ur-Energy Inc., 5880 Enterprise Road, Evansville, Wyoming, USA, to manage, coordinate and develop the documentation for the Lost Creek Property, Preliminary Economic Assessment.

•	I am a principal of TREC, Inc., 1800 West Koch, Bozeman, Montana, USA.

•	I graduated with a Bachelor of Science degree in Watershed Sciences from Colorado State University in 1975.

•	I graduated with a Bachelor of Science degree in Civil Engineering from Montana State University in 1982.

•	I am a Professional Engineer in Wyoming, Montana, Colorado, South Carolina, Arizona, Idaho, Michigan, Oklahoma and Missouri, a P. Eng. in Alberta, Canada and a member of the Society for Mining, Metallurgy and Exploration (SME), Mining Associates of Wyoming (MAW), Montana Mining Association (MMA), Northwest Mining Association (NWMA) and the American Institute of Steel Construction (AISC).

•	I have worked as a consulting Engineer for 35 years. My experience has encompassed infrastructure design, mine construction oversight, cost estimating and control, economic analyses, equipment selection, design, construction management and mine closure/reclamation for numerous metal mining operations and conventional uranium and ISR facilities.

•	I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I visited the Lost Creek project site on April 24, 2013 and was there for approximately eight hours.

•	I have read the NI 43-101 and the Lost Creek Property Preliminary Economic Assessment which has been prepared in accordance with the guidelines set forth in NI 43-101 and Form 43-101F1.

•	I am responsible for the preparation of all or part of Sections 1, 2, 3, 4, 5, 6, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27 and 29 of the report entitled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, December 30, 2013”.

•	To the best of my knowledge, information and belief, at the effective date of the report, the Preliminary Economic Assessment contains all scientific and technical information that is required to be disclosed to make the Preliminary Economic Assessment not misleading.

•	I am independent of the issuer applying all of the tests of NI 43-101.

•	I was an author for the previous PEA submitted for this project on March 16, 2011 and was the engineer of record for the design of the Lost Creek Property uranium processing plant.

•	I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 30th of December, 2013.

Signed and Sealed

/s/ Douglass H. Graves

Professional Engineer Wyoming PE 4845 and SME Registered Member 4149627

Douglass H. Graves, P.E.